NEWS RELEASE

Augusta Resource Files Year End 2012 Audited Financial
Statements and MD&A

Vancouver, B.C., March 27, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) announces that its audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011 are now available on the company’s website at www.augustaresource.com. The Consolidated Financial Statements were filed on SEDAR (www.sedar.com) and with the SEC (www.sec.gov) as part of the Company’s Annual Report on Form 40-F on March 25, 2013.

Shareholders can receive a hardcopy of the audited Consolidated Financial Statements free of charge by contacting Augusta Resource:

By Mail:	Augusta Resource Corporation
Suite 600, 837 West Hastings Street
Vancouver, BC V6C 3N6
Canada
Attention: Corporate Secretary

By Phone:	1 (604) 687-1717
By Email:	info@augustaresource.com

A hardcopy of the audited Consolidated Financial Statements will be mailed upon receipt of the request.

Pursuant to Section 610 of the NYSE MKT Company Guide, the Company notes that its audit report contains an “Emphasis of Matter” statement pointing to the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company has included an identical statement in its Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis for the second quarter ended June 30, 2012 and the third quarter ended September 30, 2012, as well as in the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012. The Company intends to keep this disclosure in place in all financial statements until the financing for the construction of its Rosemont project is complete.

This announcement does not represent any change or amendment to the Company’s Consolidated Financial Statements or its Annual Report on Form 40-F for the fiscal year ended December 31, 2012.

Suite 600 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 600 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com